UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

The purpose of this filing on Form 6-K/A is to replace and amend the Form 6-K that was mistakenly filed on September 23, 2025, as the result of an error by the Company’s financial printer.

Nyxoah SA

On September 23, 2025, the financial printer for Nyxoah SA (the “Company”) mistakenly filed with the Securities and Exchange Commission (the “SEC”) a Form 6-K for the month of September 2025 (the “Unauthorized Original Form 6-K”).  The filing of the Unauthorized Original Form 6-K was not approved by the Company or the Company’s outside counsel and should be disregarded.  The Company is filing this Amendment No. 1 to the Unauthorized Original Form 6-K to replace and amend the Unauthorized Original Form 6-K in its entirety.  The Unauthorized Original Form 6-K contained drafts of disclosure and documents referencing a potential transaction.  No transaction was launched or consummated and none of the documents referenced were entered into or issued.  The Company continues to evaluate market conditions, its cash needs and business outlook and, as disclosed in the Company’s Annual Report on Form 20-F for fiscal year ended December 31, 2024, and in subsequent filings with the SEC, will continue to seek additional capital, including through equity and debt financing.

The information included under the heading “Nyxoah SA” shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Numbers 333-261233, 333-269410, 333-283103 and 333-285960) and Form F-3 (Registration Numbers 333-268955 and 333-285982) (including any prospectuses forming a part of such registration statements) and is a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: September 24, 2025	By:	/s/ John Landry
	Name:	John Landry
	Title:	Chief Financial Officer